January 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Genius Group Limited
Registration Statement on Form F-1 (Registration No. 333-273841)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form F-1 (333-273841) (the “Registration Statement”), hereby concurs in the request by Genius Group Limited that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. Eastern Time on Thursday, January 11, 2024, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC